                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   Form 11-K



    X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
  -----   SECURITIES EXCHANGE ACT OF 1934

          For the year ended December 31, 1998

               OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  -----   SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____ to ____


Commission file number 1-4448


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Baxter Healthcare Corporation of
                    Puerto Rico Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Baxter International Inc.
                              One Baxter Parkway
                              Deerfield, IL 60015
                                (847) 948-2000

BAXTER HEALTHCARE
CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedules
December 31, 1998

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedules
December 31, 1998
-------------------------------------------------------------------

                                                           Page

Financial Statements:
---------------------

Report of Independent Accountants........................     1

Statement of Net Assets Available for
 Benefits with Fund Information as of December 31, 1998..     2

Statement of Changes in Net Assets
 Available for Benefits with Fund Information
 for the year ended December 31, 1998....................     3

Notes to Financial Statements............................   4-8

Supplemental Schedules:*
-----------------------

Exhibit I - Schedule of Assets Held
 for Investment Purposes as of December 31, 1998.........     9

Exhibit II - Schedule of Reportable Transactions
 for the year ended December 31, 1998....................    10


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


May 28, 1999

To the Participants and Administrative Committee of the Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan at December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1998 and of Reportable Transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1998
-------------------------------------------------------------------------------


                                                                   Fund Information
                                 -----------------------------------------------------------------------------------------
                                                                                             International
                                   Stable                        General        S&P 500           EAFE          Baxter
                                   Income        Composite       Equity       Equity Index    Equity Index    Common Stock
                                    Fund           Fund           Fund            Fund            Fund           Fund
Assets:
Investments, at fair value:
  Shares of investment funds     $2,425,116     $1,911,781     $1,893,003      $3,940,955        $295,559             -
  Common stock                            -              -              -               -               -      $729,991
  Participant loans                       -              -              -               -               -             -
  Cash                                    2             13             13              17               -             7
                                 ----------     ----------     ----------      ----------        --------      --------

Total assets                      2,425,118      1,911,794      1,893,016       3,940,972         295,559       729,998

Liabilities:
  Refunds and forfeitures
   due to employer                    1,852          1,273            987           1,630             177           351
                                 ----------     ----------     ----------      ----------        --------      --------

Net assets available for
 benefits                        $2,423,266     $1,910,521     $1,892,029      $3,939,342        $295,382      $729,647
                                 ==========     ==========     ==========      ==========        ========      ========


                                                         Fund Information
                                         ----------------------------------------------

                                            Loan                Other           Total
                                            Fund

Assets:
Investments, at fair value:
  Shares of investment funds                     -                  -        $10,466,414
  Common stock                                   -                  -            729,991
  Participant loans                       $723,657                  -            723,657
  Cash                                           -              $  41                 93
                                          --------              -----        -----------

Total assets                               723,657                 41         11,920,155

Liabilities:
  Refunds and forfeitures
   due to employer                               -                  -              6,270
                                          --------              -----        -----------

Net assets available for
 benefits                                 $723,657              $  41        $11,913,885
                                          ========              =====        ===========


  The accompanying notes are an integral part of these financial statements.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information For the Year Ended December 31, 1998
-------------------------------------------------------------------------------


                                                                         Fund Information
                                 --------------------------------------------------------------------------------------------------
                                                                                                 International
                                    Stable                           General        S&P 500           EAFE             Baxter
                                    Income         Composite         Equity       Equity Index    Equity Index      Common Stock
                                     Fund            Fund             Fund            Fund            Fund              Fund
Additions to net assets
 attributed to:

Investment income:
  Interest and dividends        $    8,739        $    5,044      $    6,173        $    9,732        $    930          $  1,245
  Net appreciation in fair
   value of assets                  71,997           110,437         114,987           436,430          22,967            97,399
                                ----------        ----------      ----------        ----------        --------          --------

                                    80,736           115,481         121,160           446,162          23,897            98,644
                                ----------        ----------      ----------        ----------        --------          --------
Contributions:
  Loan repayments                   60,973            49,158          58,219           127,054           1,745            21,772
  Employer contributions           391,427           398,498         365,269           473,595          84,701           148,226
  Employee contributions           843,344           902,078         820,118         1,041,602         186,810           338,328
                                ----------        ----------      ----------        ----------        --------          --------

                                 1,295,744         1,349,734       1,243,608         1,642,251         273,256           508,326
                                ----------        ----------      ----------        ----------        --------          --------

Transfers from other plans         973,518           663,003         660,960         1,825,545           5,865           231,658
                                ----------        ----------      ----------        ----------        --------          --------

Total additions                  2,349,998         2,128,218       2,025,726         3,913,958         303,018           838,628

Deductions from net assets
 attributed to:
  Benefits paid                     96,078            53,082          65,919           132,653           8,763            12,864
                                ----------        ----------      ----------        ----------        --------          --------

Net increase prior to
 interfund transfers             2,253,920         2,075,136       1,959,807         3,781,305         294,255           825,764
Interfund transfers                169,346          (164,615)        (67,778)          158,037           1,127           (96,117)
                                ----------        ----------      ----------        ----------        --------          --------

Net increase and net assets
 available for benefits
  at end of year                $2,423,266        $1,910,521      $1,892,029        $3,939,342        $295,382          $729,647
                                ==========        ==========      ==========        ==========        ========          ========


                                                         Fund Information
                                         ------------------------------------------------

                                              Loan              Other              Total
                                              Fund

Additions to net assets
 attributed to:

Investment income:
  Interest and dividends                 $  57,072                $41          $    88,976
  Net appreciation in fair
   value of assets                               -                  -              854,217
                                         ---------                ---          -----------

                                            57,072                 41              943,193
                                         ---------                ---          -----------

Contributions:
  Loan repayments                         (318,921)                 -                    -
  Employer contributions                         -                  -            1,861,716
  Employee contributions                         -                  -            4,132,280
                                         ---------                ---          -----------

                                          (318,921)                 -            5,993,996
                                         ---------                ---          -----------

Transfers from other plans                 985,506                  -            5,346,055
                                         ---------                ---          -----------

Total additions                            723,657                 41           12,283,244

Deductions from net assets
 attributed to:
  Benefits paid                                  -                  -              369,359
                                         ---------                ---          -----------

Net increase prior to
 interfund transfers                       723,657                 41           11,913,885
Interfund transfers                              -                  -                    -
                                         ---------                ---          -----------

Net increase and net assets
 available for benefits
  at end of year                         $ 723,657                $41          $11,913,885
                                         =========                ===          ===========


  The accompanying notes are an integral part of these financial statements.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 1998
--------------------------------------------------------------------------------

1.   General Description of the Plan

     The following brief description of Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     General

     The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan covers substantially all employees of Baxter Healthcare Corporation of Puerto Rico, Baxter Sales and Distribution Corporation, Baxter Pharmacy Services Corporation, Perfusion Services of Baxter Healthcare Corporation (for its Puerto Rico employees) and Baxter Caribe Inc. (collectively, the "Company") who have one year of service . Baxter Healthcare Corporation of Puerto Rico is the sponsor of the Plan. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code ("IRS"). The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

     Contributions

     Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their pre-tax monthly compensation, limited to a maximum of $8,000 a year. The Company matches a participant's savings contributions at the rate of 50 cents for each dollar of a participant's pre-tax contribution, up to a maximum of 6% of a participant's compensation. The Company may make additional distributions in such amounts as the Company may determine.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The net income of the Plan is posted to the participant's accounts on a quarterly basis.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions portion of their accounts plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:

                      Years of Service             Vesting %
                             1                        20
                             2                        40
                             3                        60
                             4                        80
                         5 or more                   100

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 1998
--------------------------------------------------------------------------------

     Employees are fully vested in the Company's matching contributions account, regardless of years of service with the Company, upon attaining age 65 or becoming disabled in accordance with the provisions of the Plan or die while employed by the Company.

     Forfeitures

     The portion of any participant's matching contribution account which is not vested will become a forfeiture upon such participant's termination of employment and will be applied to reduce future Company's matching contributions on a periodic basis. Forfeitures for the year ended December 31, 1998 amounted to $5,998.

     Investment Options

     Upon enrollment in the Plan, a participant may elect to have his/her contributions invested in one or more of the following investment funds:


               Fund:                             Description:

     Stable Income Fund                The Fund invests primarily in guaranteed
                                       investment contracts from insurance
                                       companies and other fixed income
                                       securities.

     Composite Fund                    The Fund invests in stocks of U.S.
                                       companies and  government and corporate
                                       bonds.

     General Equity Fund               The Fund invests in stocks from U.S.
                                       companies that are considered to have
                                       growth potential.

     S&P 500 Equity Index Fund         The Fund attempts to duplicate the
                                       performance of the Standard and Poor's
                                       500 Index, which consists of the stocks
                                       of 500 of the largest companies in the
                                       U.S.

     International EAFE Equity         The Fund invests in equities of large
      Index Fund                       companies in Europe, Australia and the
                                       Far East.

     Baxter Common Stock Fund          The primary investment of this fund is in
                                       Baxter International Inc. Common Stock.

     Participants may change their investment options quarterly.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 1998
-------------------------------------------------------------------------------

     Payments of Benefits

     Plan participants can not request withdrawals from the Plan unless they are 59 1/2 years old or incur a financial hardship. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal only from his or her contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire account balance or installment payments. On termination of service due to other reasons, participants are entitled to receive their vested account balance. In the case of a participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

     Plan Expenses and Administration

     Banco Popular de Puerto Rico and State Street Bank and Trust Company serve as trustees for the Plan.

     The Administrative Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter International Inc. ("Baxter"), the Company's parent.

     All expenses of the Plan are curently borne by the Company.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investments Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent their net asset value at year end. Baxter common stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 1998
-------------------------------------------------------------------------------

     Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation in the fair value of the Plan's investments. This net appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

     Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

     Contributions

     Employee and Company matching contributions are recorded in the plan year period in which the Company makes the payroll deductions from the participant's earnings.

     Transfer of Assets to Other Plans

     Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury or by the IRS.

     Payment of Benefits

     Benefits are recorded when paid.

3.   Investments

     The following table presents the Plan's investments that represent five percent or more of the Plan's net assets at December 31, 1998:

                                                   # of
                                                   Units        Value
     Mutual Funds:
       Stable Income                               791,799    $2,425,116
       Composite                                   371,603     1,911,781
       General Equity                              232,057     1,893,003
       S&P 500 Equity Index                      1,583,146     3,940,955
     Common stock--Baxter International Inc.       137,659       729,991
     Loans                                              -        723,657

     During 1998, the realized gain on sale of investments was approximately $19,400.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 1998
-------------------------------------------------------------------------------

4.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.   Tax Status

     The Puerto Rico Department of Treasury has determined and informed the Company by a letter dated January 1, 1998, that the Plan is designed in accordance with Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, and is, therefore, exempt from income taxes.

     The Company is in the process of obtaining a favorable determination letter from the Internal Revenue Service ("IRS"). The Plan sponsor and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with applicable provisions of the IRS.

6.   Transfer of Assets

     Included in total transfers from other plans, are net assets of $5,346,055, which were transferred from the BOC Group, Inc. Savings Investment Plan (the "BOC Plan") due to the acquisition of Baxter Caribe, Inc. by Baxter. Loans are limited to those outstanding at the time the BOC Plan's assets were transferred.

7.   Related Parties

     At December 31, 1998, the Plan held shares of common stock of Baxter, the Company's parent and units of participation in certain investment funds of State Street Bank and Trust Company, one of the Plan's Trustee. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

                                                           SUPPLEMENTAL SCHEDULE
                                                                       EXHIBIT I

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Schedule of Assets Held for Investment Purposes Form 5500, Item 27(a)
December 31, 1998
--------------------------------------------------------------------------------

Identity of issue                         Description of Investment                Cost        Current Value
State Street Bank and Trust Company*:
  Stable Income Fund                      791,799.018 units                     $ 2,306,382     $ 2,425,116

  Composite Fund                          371,603.221 units                       1,812,873       1,911,781

  General Equity Fund                     232,056.664 units                       1,773,425       1,893,003

  S&P 500 Equity Index Fund               1,583,145.787 units                     3,555,841       3,940,955

  International EAFE Equity Index Fund    227,672.395 units                         274,339         295,559

Baxter Common Stock*                      Common Stock -- 137,658.873 units         638,794         729,991

Participant loans*                        Maturing 1/14/99 -- 4/15/2010;
                                          8% to 11%                                 723,657         723,657

Banco Popular de Puerto Rico*             Bank account                                   93              93
                                                                                -----------     -----------
                                                                                $11,085,404     $11,920,155
                                                                                ===========     ===========

*Party-in-interest

                                                           SUPPLEMENTAL SCHEDULE
                                                                      EXHIBIT II

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Schedule of Reportable Transactions* Form 5500, Item 27(d)
Year Ended December 31, 1998
--------------------------------------------------------------------------------

                                                                                                           Current Value
                                                                                                            of Asset on
        Identity          Description      Number of     Purchase   Selling  Lease   Expense    Cost of     Transaction   Net Gain
        of Party           of Asset       Transactions    Price      Price   Rental  Incurred    Asset          Date      or (Loss)
State Street Bank
and Trust Company         Stable Income
                          Fund                 25       $2,567,444    N/A     N/A      N/A     $2,567,444   $2,567,444       N/A

State Street Bank
and Trust Company         Composite Fund       24        2,023,702    N/A     N/A      N/A      2,023,702    2,023,702       N/A

State Street Bank
and Trust Company         S&P 500 Equity
                          Index Fund           25        3,833,522    N/A     N/A      N/A      3,833,522    3,833,522       N/A

State Street Bank
and Trust Company         General Equity
                          Fund                 26        1,968,772    N/A     N/A      N/A      1,968,772    1,968,772       N/A

Baxter International Inc  Baxter Common
                          Stock                24          744,531    N/A     N/A      N/A        744,531      744,531       N/A

* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1998 as defined in Section 2520-103-6 of the Department of Labor Rules and Regulations and Disclosure under ERISA.

                                       SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       BAXTER HEALTHCARE CORPORATION OF
                                       PUERTO RICO SAVINGS AND INVESTMENT PLAN




Date:  June 29, 1999                   By:  /s/ Brian P. Anderson
                                            --------------------------
                                            Brian P. Anderson
                                            Senior Vice President and
                                            Chief Financial Officer